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                                               Filed By Seagate Technology, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                  Subject Company:  VERITAS Software Corporation
                                                   Commission File No. 000-26247



                            SEAGATE TECHNOLOGY, INC.

                            PRESS RELEASE CONCERNING

          MULTI-COMPANY TRANSACTION INVOLVING SEAGATE TECHNOLOGY, INC.

                        AND VERITAS SOFTWARE CORPORATION

         SEAGATE, VERITAS SOFTWARE AND INVESTOR GROUP LED BY SILVER LAKE
               PARTNERS ANNOUNCE LANDMARK $20 BILLION TRANSACTION

SCOTTS VALLEY and MOUNTAIN VIEW, Calif. - March 29, 2000 - Seagate Technology (NYSE:SEG), VERITAS Software (Nasdaq:VRTS) and an investor group led by Silver Lake Partners that includes Seagate management and Texas Pacific Group today announced a landmark $20 billion transaction. In the transaction, VERITAS Software will acquire all of the VERITAS Software shares currently held by Seagate, certain securities and cash. The investor group will acquire the Seagate operating businesses for cash. Seagate stockholders will receive shares of VERITAS Software common stock and cash for their shares of Seagate common stock.

For VERITAS Software, the transaction is accretive to earnings per share, by decreasing total shares outstanding and earning interest on any cash retained. In addition, the transaction eliminates the share overhang of Seagate's approximate 33 percent ownership in VERITAS Software and increases stockholder liquidity. For Seagate, the transaction unlocks the value of Seagate's assets on a tax efficient basis for the benefit of its stockholders.

In this unified transaction, VERITAS Software will acquire Seagate, which then will exclusively hold 128 million shares of VERITAS Software, the investment securities of SanDisk, Gadzoox Networks, CVC, and Dragon Systems and cash. Immediately prior to this merger, a new company formed by an investor group led by Silver Lake will purchase all of Seagate's operating businesses for approximately $2 billion in cash.

In the transaction, the Seagate stockholders will receive merger consideration consisting of:

o 109.3 million VERITAS Software shares issued for the approximately 128 million VERITAS Software shares Seagate presently owns,

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o    additional VERITAS Software shares issued for the investment securities and, at VERITAS Software's election, for up to $750 million in retained cash, and

o all cash on the Seagate balance sheet in excess of $800 million of cash working capital and after giving effect to VERITAS Software retained cash, debt repayment, taxes and other liabilities.

Seagate stockholders would receive total consideration of approximately $77.50 per share for each share of Seagate common stock, consisting of approximately
0.467 VERITAS Software shares and approximately $5 in cash, based on the closing market prices of the investment securities, as of March 28, 2000, and assuming a $500 million cash retention by VERITAS Software, and Seagate's anticipated cash position at closing. This transaction has no collar.

This transaction is structured so that the issuance of the VERITAS Software shares should be tax-free to the Seagate stockholders. Seagate stockholders may also be entitled to receive additional cash payments for tax refunds at or after closing. The final amount of additional VERITAS Software shares and cash per share will be determined at closing and will depend on a number of factors including the final cash position of Seagate and the market prices of the involved securities.


"This transaction represents an unlocking of the value of Seagate for its stockholders," said Lawrence Perlman, co-chairman of Seagate. "Our stockholders will receive both the value of VERITAS Software stock in a tax efficient manner as well as significant value for Seagate's core business."

"I believe that becoming a private company will allow us to focus on strengthening our core storage business," said Steve Luczo, president and CEO of Seagate Technology. "In particular, we will continue to implement advanced manufacturing technologies, drive operational efficiencies, and position the company for growth as storage-centric computing expands across multiple markets. We believe that, given our financial partners' long-term view, we will have greater flexibility to meet these operating and strategic objectives and our employees will have a broad opportunity to participate in start-up equity ownership."

"By leveraging the value of VERITAS Software stock, this landmark transaction creates significant benefits for all parties involved," said Mark Leslie, chairman and CEO, VERITAS Software. "We would like to welcome Seagate stockholders as they join our VERITAS Software stockholder base and realize greater value for their Seagate shares. Upon the close of this transaction, all VERITAS Software stockholders will benefit by owning shares in the industry's leading data availability company which, following the transaction, will have a significantly larger available float, reduced shares outstanding and additional cash for strategic investments and other purposes."

"This transaction epitomizes the mission of Silver Lake," said Roger McNamee, co-founder of Silver Lake


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Partners. "As a private company, Seagate will be free to make the investments and take the strategic steps necessary to extend its leadership position in the storage industry."

Seagate is the global disc drive market share leader. Seagate's core business strategy is based on time-to-market leadership in storage technology, maximizing operational speed, flexibility and efficiency, and maintaining strategic relationships with OEM and distribution customers. Seagate is committed to continuous improvements in productivity and operational efficiency in a challenging business environment. With a solid balance sheet, a strong cash position, and the financial commitment of the investment group led by Silver Lake, the new Seagate will be able to invest aggressively in the core business and in emerging growth markets.

Silver Lake Partners originated and led this transaction, and organized the investor group. Silver Lake Partners and Texas Pacific Group are the largest investors in the investor group that also includes August Capital, Integral Capital Partners, Chase Capital Partners, and Goldman Sachs & Co.. The Chase Manhattan Corporation and Goldman, Sachs & Co. have committed to provide all of the debt financing necessary to complete the transaction.

The transaction is expected to close in the third quarter of 2000, subject to the approval of VERITAS Software and Seagate stockholders, funding of the debt commitments and clearance by the U.S. Securities and Exchange Commission, as well as clearance under antitrust laws and other customary closing conditions.

Morgan Stanley Dean Witter acted as financial advisor to the Board of Directors of Seagate for this transaction. Credit Suisse First Boston acted as financial advisor to the Board of Directors of VERITAS Software for this transaction.

There will be a conference call for news media and the financial community held today at 2:00 p.m. PST hosted by Steve Luczo, president and CEO of Seagate; Mark Leslie, chairman and CEO of VERITAS Software; Lawrence Perlman, co-chairman of Seagate; and Roger McNamee, co-founder of Silver Lake Partners. In order to participate, in North America please call 1-800-230-1096, in Europe call 612-332-0226 and in Asia call 612-288-0337 to connect to the conference call. Questions from the financial community will be addressed at the end of the teleconference. Questions from the media will be addressed by contacting Seagate and VERITAS Software's media relations. A replay of the conference call will be available after 7:30 p.m. PST. In order to listen to the replay, in the United States call 1-800-475-6701 and internationally call 320-365-3844. The access code for both the U.S. and international replay is: 510256.

ABOUT SEAGATE

Seagate Technology, Inc. (NYSE:SEG) is a leading provider of technology and products enabling people to store, access, and manage information. The Company is committed to providing best-in-class products

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to help people get information when, where and how they want it. Seagate is the world's largest manufacturer of disc drives magnetic discs and read-write heads, an innovator in tape drives, and a leading developer of Business Intelligence software. Seagate can be found around the globe and on the World Wide Web at http://www.Seagate.com. For automated news, stock and financial information by phone, dial toll-free 877-SEG-NYSE. Outside the U.S. and Canada, dial 760-704-4368.

ABOUT VERITAS SOFTWARE

For enterprise customers who demand the continuous availability of business-critical information, VERITAS Software Corporation (Nasdaq:VRTS), the industry's leading enterprise-class application storage management software provider, ensures information availability from business-critical applications by delivering integrated, cross-platform storage management software solutions. VERITAS Software's products enable Business Without Interruption(TM)and are designed to protect, access and manage business-critical application information. VERITAS Software products are delivered through a global end user sales force and a worldwide network of enterprise VARs, resellers and OEM partners. VERITAS Software's corporate headquarters is located at 1600 Plymouth Street, Mountain View, CA 94043. Telephone: (650) 335-8000. Fax: (650) 335-8050.
Email: vx-sales@VERITAS .com. WWW site: http://www.VERITAS .com/.

ABOUT SILVER LAKE PARTNERS

Silver Lake Partners is the leading private equity investment firm focused on large-scale investments in technology and related growth companies. The principals of Silver Lake, which include Jim Davidson, Glenn Hutchins, Dave Roux and the partners of Integral Capital Partners and Kleiner, Perkins, Caufield & Byers, have extensive experience investing in, managing, and financing technology and other growth companies. Silver Lake also works closely with a network of technology industry executives, who bring valuable insight and assistance in sourcing transactions, analyzing industry trends, building management teams, and adding value to Silver Lake's portfolio companies. Silver Lake has offices in Menlo Park, California and New York, New York. Additional information about Silver Lake is available at http://www.slpartners.com

ABOUT INTEGRAL PARTNERS

Founded in 1991, Integral Capital Partners is a family of investment partnerships created by portfolio managers Roger McNamee and John Powell and the venture capital firm Kleiner Perkins Caufield & Byers (KPCB). Morgan Stanley Dean Witter has been a partner of Integral from its earliest days, serving as exclusive placement agent, prime broker and custodian for the partnerships. The Integral partnerships seek maximum capital appreciation from investing in the securities of expansion stage private companies and growth stage public companies in the information and life sciences industries. Integral's past venture investments include Agile Software, Brio, Cerent (now part of Cisco), Extreme Networks, Flextronics, GoTo.com, Healtheon, Homestore.com, Informatica, Inktomi, Intuit, MapInfo, Pivotal, Rambus, Sycamore Networks, Think Systems (now part of i2 Technologies), and Visio. In addition to its founders, Integral's principals include Pamela Hagenah, Glen Kacher and Rob McCormack. KPCB and Morgan Stanley remain active partners. Additional information about Integral is available at http://www.integralcapital.com

ABOUT TEXAS PACIFIC GROUP

TPG is a private equity investment firm with over $7 billion in committed equity capital. Over the past decade, TPG has completed over 35 transactions, invested over $3 billion in equity capital including over $1.5 billion in technology investments. Current TPG technology portfolio companies include Advanced TelCom Group, DoveBid.com, First World Communications, Gemplus, Globespan Semiconductor, Interlink Group, On Semiconductor, Paradyne Networks, Zhone Technologies and Zilog. Other TPG portfolio companies include America West Airlines, Beringer Wine Estates, Continental Airlines, Del Monte Foods, Ducati Motorcycles, J.Crew, Oxford Health Plans , and Virgin Entertainment.


CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The foregoing information contains forward-looking statements within the meaning of the Safe Harbor

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Provisions of the Private Securities Litigation Reform Act of 1995. Such
statements regarding, among other things, the timing, effect, and potential value of the transaction, are based on the current expectations and beliefs of managements of Seagate and VERITAS Software, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the transaction to close due to the failure to obtain regulatory or other approvals; the failure of the transaction to close due to the failure of Silver Lake Partner's financing source to fulfill certain financial commitments; the failure of the Seagate or VERITAS Software stockholders to approve the merger; the risk of unanticipated costs of effecting the transaction; the risk that liabilities will arise and the new private company will be unable or unwilling to satisfy its proposed indemnification obligations to VERITAS Software; the risk that the economic terms of the transaction will vary substantially due to changes in the market prices of VERITAS software or the investment securities and the impact of the operations of Seagate and the resulting cash balances at closing; and the risk that the Internal Revenue Service will determine that the transaction is taxable to the Seagate stockholders.

For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both Seagate and VERITAS Software as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in the "Factors Affecting Future Operating Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Seagate's Form 10-K its fiscal year ended July 2, 1999 and its Form 10-Q for its fiscal quarter ended December 31, 1999, and in the "Factors That May Affect Future Results" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations" section of VERITAS Software's Form 10-Q for its fiscal quarter ended September 30, 1999.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Seagate and VERITAS Software are advised to read the joint proxy statement/prospectus regarding the business transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Seagate and VERITAS Software expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Seagate or VERITAS Software by directing such requests to the respective investor relations contacts listed below.

Seagate and its officers and directors may be deemed to be participants in the solicitation of proxies from Seagate 's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in Seagate 's proxy statement for its annual meeting of stockholders filed with the Securities and Exchange Commission on October 4, 1999, and in its S-4 Registration Statement, as subsequently amended, on September 3, 1999. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from the Seagate investor relations' contacts listed below.

VERITAS Software and its officers and directors may be deemed to be participants in the solicitation of proxies from VERITAS Software's stockholders with respect to the proposed transaction. Information regarding such officers and directors is included in VERITAS Software's S-1 Registration Statements filed with the Securities and Exchange Commission on September 22, 1999, as supplemented. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the VERITAS Software investor relations' contacts listed below.


Seagate and Seagate Technology are registered trademarks of Seagate Technology, Inc. All trademarks are the property of their respective owners.

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VERITAS is a registered trademark of VERITAS Software Corporation in the US and other countries. The VERITAS logo and Business Without Interruption are trademarks of VERITAS Software Corporation in the US and other countries. Other product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.


--------------------------------------------------------------------------------
EDITOR'S NOTE:
--------------------------------------------------------------------------------
o    FOR ADDITIONAL INFORMATION ON THE SEAGATE TECHNOLOGY/VERITAS
     SOFTWARE/SILVER LAKE PARTNERS TRANSACTION, GO TO SEAGATE'S ONLINE INFORMATION SITE AT www.seagate.com OR www.veritas.com

o B-ROLL AND VIDEO FOOTAGE FEATURING SEAGATE PRESIDENT AND CEO, STEVE LUCZO WILL BE AVAILABLE FOR SATELLITE DOWNLOAD AT: MARCH 29, 2000, BETWEEN 14:30
     - 15:30 PST AND AGAIN AT 16:30 - 17:30 PST BROADCASTED ON GALAXY 6 TRANSPONDER 12 (C BAND). THIS TAPE WILL BE RE-FED ON MARCH 30, 2000 AT THE SAME TIMES ON THE SAME SATELLITE. VERITAS SOFTWARE B-ROLLS ARE AVAILABLE UPON REQUEST.
--------------------------------------------------------------------------------

FOR MORE INFORMATION CONTACT:

SEAGATE TECHNOLOGY                          VERITAS SOFTWARE

Media Relations                             Media Relations
Julie A. Still 831-439-2276                 Erin Jones 805-783-4528
Julie_a_still@notes.Seagate.com             erin.jones@veritas.com
Forrest W. Monroy 831-439-2838              Rebecca Glenn 650-318-4362
Forest_w_monroy@Seagate.com                 rebeca.glenn@veritas.com
Philip D. Montero 831-439-2862              Martha Blackwell 805-782-4175
Philip_d_montero@notes.Seagate.com          martha.blackwell@veritas.com

Investor Relations                          Investor Relations
Bill Rowley 831-439-2371                    Dave Galiotto 650-318-4047
Bill_Rowley@notes.Seagate.com               dave.galiotto@veritas.com
Denise Franklin 831-439-2789                Borah Kim 650-318-4514
Denise_franklin@notes.Seagate.com           borah.kim@veritas.com